Exhibit 99.2

Royal & Sun Alliance Insurance Group plc

Notification of Interests of Director

Mr Edward Lea, non-executive director of Royal & Sun Alliance Insurance Group plc (“Royal & SunAlliance”), has advised that through a nominee company, Charles Stanley Nominees, he has an interest in 6,550 ordinary shares of Royal & SunAlliance.

–ENDS–

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Caroline Webb

Tel: +44 (0)20 7569 6075